Filed by The Bank of Yokohama, Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Companies: The Bank of Yokohama, Ltd. (File Number: 132-02790) and
The Higashi-Nippon Bank, Limited (File Number: 132-02789)
Dated September 8, 2015

September 8, 2015

Company name:	The Bank of Yokohama, Ltd.
Representative:	Tatsumaro Terazawa
Representative Director, President
Code number:	8332
First Section, Tokyo Stock Exchange

Company name:	The Higashi-Nippon Bank, Limited
Representative:	Michitoo Ishii
Representative Director, President
Code number:	8536
First Section, Tokyo Stock Exchange

Notice Concerning Definitive Agreement Concerning the Business Integration of
The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited through a Share Transfer

The Bank of Yokohama, Ltd. (Representative Director, President: Tatsumaro Terazawa) (“BOY”) and The Higashi-Nippon Bank, Limited (Representative Director, President: Michitoo Ishii) (“HNB”), in accordance with the Basic Agreement Concerning Consideration of a Business Integration agreed upon between BOY and HNB (together, the “Banks”) on November 14, 2014, resolved at their respective meetings of the board of directors held today to incorporate a company named “Concordia Financial Group, Ltd.” (the “Joint Holding Company”) that would become a wholly-owning parent company of the Banks effective as of April 1, 2016 (“Effective Date”) through a share transfer (“Share Transfer”) subject to obtaining the approval of shareholders of the Banks and regulatory approvals and resolved the outline of the Joint Holding Company and terms of the Share Transfer.  The Banks also entered into the Business Integration Agreement and jointly prepared the Share Transfer Plan today and therefore announces each as follows.

Description

1.	Purpose of the Business Integration through the Share Transfer

(1)	Background

In recent years, the market size in regional economies has been expected to shrink in the future due to the aging and declining population.  In addition, there has been a significant structural change in the operating foundation of regional financial institutions, due to the fact that the number of regional financial institutions has not declined despite the fact that, since the collapse of the bubble economy, the corporate sector has surplus funds and has thus been less dependent on indirect finance.  Consequently, it has become an important business challenge for all regional financial institutions to cope with reduction of profit margins and deterioration of earnings capacity resulting from interest rate competition.

Taking into account such changes in the environment, the Banks thought that it was necessary for regional financial institutions to promote sharing of a wide-area network and cooperation with each other to further contribute to sustainable regional growth going forward. Based on this belief, the Banks decided to form a new financial group that is open to other regional financial institutions that share the same management strategy and that would play a central role in regional finance with wide area coverage.

(2)	Background and Purpose of the Business Integration

As announced in the press release entitled “Notice Concerning Basic Agreement Concerning Consideration of a Business Integration of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited” dated November 14, 2014, the Banks established the Preparatory Integration Committee to discuss and consider consummating the business integration through the incorporation of the Joint Holding Company under a joint share transfer on or around April 1, 2016.

While the Banks are both based in the Metropolitan area, BOY has as its strengths a stable fund raising capability and the ability to efficiently and broadly provide high-quality financial services that are supported by strong brand power principally in Kanagawa Prefecture and southwest Tokyo, whereas HNB has as its strength sales capabilities focusing on attentive face-to-face transactions and presentation of proposals in the area of loans to small and medium-sized enterprises.

Taking into account such strengths and characteristics of the Banks and the fact that despite both being based in the Metropolitan area, they were not competing much against each other in their sales areas, customer bases and areas of strength, etc. but rather were more complementary to each other, the Preparatory Integration Committee confirmed that the Banks would be able to improve their services to customers and their corporate value through the expected improvements in efficiency and synergy effects for growth from the business integration.  Accordingly, today BOY and HNB reached a definitive agreement on the implementation of the business integration through the establishment of a holding company.

(3)	Management Philosophy of the New Financial Group

The new financial group consisting of the Joint Holding Company and the Banks as its subsidiaries will aim to realize the corporate ideal below under the management philosophy of “aiming to contribute to creating a vibrant future as a trusted financial group and to enhance its corporate value together with the growth of the region by providing the best financial services to its customers through collaboration that leverages the strengths and uniqueness of each group company”:

(i)
Aim to become a trusted financial group by maintaining deep relationship with customers as a regional financial institution and providing broad, high-quality financial service and regional information leveraging its wide-area network achieved through the business integration

(ii)
Aim to strengthen earning capacity and improve corporate value by strategically placing into growing areas and business fields management resources that are created through proactive sharing of each bank’s business infrastructure and know-how to the maximum extent and promoting streamlining and improvements in efficiency, even while maintaining each group company’s brand

(iii)
Aim to improve each employee’s capabilities in consulting services and of assessing the future prospects of customers’ businesses in order to appropriately respond to changes in environment and customers’ needs and to pursue constant customer satisfaction

(iv)
Contribute to the prosperity of the region by providing solutions that utilize sophisticated consulting services and financial techniques to address various issues in the Metropolitan area and the surrounding region where the group is based

(4)	Management Strategy of the New Financial Group

The new financial group intends to endeavor to make the entire group organization more efficient in order to achieve low-cost operation by promoting operations in which corporate governance is exercised mainly by the holding company and promoting the streamlining of headquarter organizations, consolidation of overlapping branches through the use of shared branches, conversion of branches to satellite branches, ALM management on a group-wide basis (integration of management and investment of funds), integration of market divisions, consolidation of various administration centers and integration of administration and IT systems, while leveraging the Banks’ strengths and characteristics.

The group will place management resources generated from these measures to improve efficiency into the Metropolitan area and surrounding regions where continuing growth is expected, and build a comprehensive business structure which enables the group to provide high-quality services to meet the needs of all retail and corporate customers in the region.

The strategy consists of the following four action plans:

(i)
With respect to retail customers, through the integration of the know-how held by BOY, such as inheritance and trust related services as well as consulting services for various loans and asset utilization and management for individuals according to life events, and HNB’s management infrastructure, such as its customer base and branch network focused in Tokyo, the group will seek to expand the foundation of its retail business.

(ii)
With respect to corporate customers, with an advantage in location, the group will maximize its financial intermediation capability that is enhanced through the business integration and provide funds actively to growing business fields, as well as support growth of companies by strengthening expertise and industrial research capabilities of its affiliate, Hamagin Research Institute, and expert consultants.

(iii)
With respect to overseas operations, the group will seek to expand its offerings of financial services that cater to trends towards globalization, such as overseas expansion by corporate customers, strengthen overseas presence and leverage its comprehensive strength.

(iv)	With a view towards the expansion of the group’s business due to deregulation, the group will consider introducing new financial services, such as internet settlement and use of big data.

2.	Overview of the Share Transfer

(1)	Schedule of the Share Transfer

Tuesday, September 8, 2015 (today)
Adoption of resolutions at the board of directors’ meeting for executing the integration agreement and the share transfer plan, execution of the integration agreement and preparation of the share transfer plan (Banks)

Tuesday, September 15, 2015	Announcement of the record date for the extraordinary shareholders’ meetings (Banks)
Wednesday, September 30, 2015	Record date for the extraordinary shareholders’ meeting (Banks)
Monday, December 21, 2015 (scheduled)	Extraordinary shareholders’ meeting for approval of the share transfer plan (Banks)
Tuesday, March 29, 2016 (scheduled)	Delisting from the Tokyo Stock Exchange (Banks)
Friday, April 1, 2016 (scheduled)	Registration of incorporation of the Joint Holding Company (effective date) and listing of shares of the Joint Holding Company

The above schedule may be changed upon consultation between the Banks where necessary in the course of moving towards the Share Transfer or for other reasons.

(2)	Method of the Share Transfer

The share transfer will take the form of a joint share transfer, under which the Banks will become wholly-owned subsidiaries of the Joint Holding Company to be incorporated following the share transfer and the Joint Holding Company will become the wholly-owning parent company of the Banks.

(3)	Details of Allotment in the Share Transfer (Share Transfer Ratio)

Company Name	Bank of Yokohama	Higashi-Nippon Bank
Share Transfer Ratio	1	0.541

(Note 1)	Share allocation ratio

One (1) share of common stock of the Joint Holding Company will be allocated and delivered for each share of common stock of BOY, and 0.541 share of common stock of the Joint Holding Company will be allocated and delivered for each share of common stock of HNB.  One unit of shares of common stock of the Joint Holding Company is planned to comprise 100 shares.

If the number of Joint Holding Company shares which will be delivered to a shareholder of the Banks through the Share Transfer includes a fraction of less than one share, the Joint Holding Company will, pursuant to Article 234 of the Companies Act of Japan (“Companies Act”) and other relevant laws and regulations, pay the relevant shareholder a cash amount corresponding to such fractional share.

Changes to the above Share Transfer Ratio may be made during the period from the preparation of the Share Transfer Plan until the date of incorporation of the Joint Holding Company upon consultation between the Banks in the event that matters that cause material adverse effect to financial conditions or business conditions of either BOY or HNB occur or such matters are found to exist.

(Note 2)	Number of newly issued Joint Holding Company shares to be delivered through the Share Transfer (Scheduled)

Common stock:  1,333,476,193 shares

The above number has been calculated based on the total number of issued and outstanding shares of BOY (1,254,071,054 shares) and those of HNB (184,673,500 shares) as of June 30, 2015.  However, the Banks plan to cancel all of their treasury shares immediately before the Joint Holding Company acquires all of the Banks’ issued and outstanding shares (“Record Time”).  Accordingly, treasury shares held by BOY (16,289,422 shares) and HNB (7,788,913 shares) as of June 30, 2015 have not been included in calculating the above number.

The number of newly issued Joint Holding Company shares to be delivered through the Share Transfer may change if the number of the Banks’ treasury shares as of June 30, 2015 changes before the Record Time due to reasons such as exercise of the right to request purchase of shares by a shareholder of BOY or HNB.

(Note 3)	Handling of shares constituting less than one unit

The Banks’ shareholders who receive an allocation of shares constituting less than one unit (100 shares) of the Joint Holding Company (“Shares Constituting Less than One Unit”) may not sell Shares Constituting Less than One Unit on the Tokyo Stock Exchange or any other securities exchange.  Shareholders who hold Shares Constituting Less than One Unit may request the Joint Holding Company to purchase their Shares Constituting Less than One Unit pursuant to Article 192, paragraph (1) of the Companies Act or may request the Joint Holding Company to sell the number of shares needed, together with the number of Shares Constituting Less than One Unit held by such shareholder, to constitute one unit pursuant to Article 194, paragraph (1) of the Companies Act and the Articles of Incorporation.

(Note 4)	Handling of stock acquisition rights and bonds with stock acquisition rights of the wholly-owned subsidiaries

In connection with the Share Transfer, the Joint Holding Company will deliver to the holders of stock acquisition rights issued by BOY and HNB outstanding as of the Record Time stock acquisition rights of the Joint Holding Company based on the terms of stock acquisition rights and the Share Transfer Ratio.  Neither of the Banks has issued bonds with stock acquisition rights.

3.	Basis for the Calculation of the Share Transfer Ratio

(1)	Basis and Reasons for the Share Transfer Ratio

As described under 1. “Purpose of the Business Integration through the Share Transfer” above, based on the Basic Agreement Concerning Consideration of a Business Integration executed on November 14, 2014 between the Banks, the Banks established the Preparatory Integration Committee and have been discussing and considering consummating the business integration through the incorporation of the Joint Holding Company under a joint share transfer on or around April 2016.

As described in “(4) Measures to Ensure Fairness” below, BOY appointed Daiwa Securities Co. Ltd. (“Daiwa”) as an independent third-party financial advisor for the analysis of the Share Transfer Ratio and Mori Hamada & Matsumoto as a legal advisor in order to ensure the fairness to the BOY’s shareholder from a financial point of view of the Share Transfer Ratio and other aspects of the Share Transfer, and commenced deliberations with respect to the transaction. After careful discussions and negotiations with HNB with reference to the financial analysis prepared by Daiwa and the legal advice provided by Mori Hamada & Matsumoto, BOY concluded that it is appropriate to implement the Share Transfer based on the Share Transfer Ratio indicated in “2. (3) Details of Allotment in the Share Transfer (Share Transfer Ratio)” above.

On the other hand, as described in “(4) Measures to Ensure Fairness” below, HNB appointed SMBC Nikko Securities Inc. (“SMBC Nikko”) as an independent third-party financial advisor for calculating the Share Transfer Ratio and Nishimura & Asahi as a legal advisor in order to ensure the fairness to HNB’s shareholder from a financial point of view of the Share Transfer Ratio and other aspects of the Share Transfer, and commenced a deliberate review process and discussions with respect to the transaction. After careful discussions and negotiations with BOY with reference to the financial analysis prepared by SMBC Nikko and the legal advice provided by Nishimura & Asahi, HNB concluded that it is appropriate to implement the Share Transfer with the Share Transfer Ratio indicated in “2. (3) Details of Allotment in the Share Transfer (Share Transfer Ratio)” above.

As such, the Banks carefully negotiated and discussed the Share Transfer Ratio, comprehensively taking into account factors such as the financial position, assets, and future prospects of each party, based on the due diligence conducted by each bank concerning the other, with each bank making reference to the financial analysis of its financial advisor and the legal advice of its legal advisor. As a result of such negotiations and discussions, each of the Banks concluded in a meeting of its board of directors held today that the Share Transfer Ratio is appropriate. Upon the decision thereof, the Banks have agreed to the Share Transfer Ratio for the Share Transfer.

(2)	Calculation

(i)	Names of the financial advisors and the relationship with the Banks

Daiwa Securities, financial advisor (independent third-party financial advisor) of BOY, and SMBC Nikko, financial advisor (independent third-party financial advisor) of HNB, are not related parties of either BOY or HNB and have no material interests requiring disclosure in regards to the Share Transfer.

(ii)	Outline of the Calculation

In order to ensure fairness from a financial point of view of the Share Transfer Ratio to their respective shareholders, BOY retained Daiwa Securities and HNB retained SMBC Nikko as their respective independent third-party financial advisors for calculating and analyzing the Share Transfer Ratio.

As part of its analyses of the Share Transfer Ratio, Daiwa conducted a historical share price analysis because each bank’s shares are listed on the First Section of the Tokyo Stock Exchange and market prices are available for each Bank’s shares, as well as a comparable companies analysis because there are multiple companies that are comparable to each bank and Daiwa could estimate each bank’s share value by comparing the comparable companies. Furthermore, in order to reflect future business activities, Daiwa conducted a dividend discount model (DDM) analysis, which is a method used to analyze the share value by discounting, using cost of capital, the value attributable to the shareholders after taking into account retained earnings and other factors necessary to maintain certain capital structure, which method is used generally for the analysis of financial institutions. The result of each analysis is indicated below. The respective ranges for the Share Transfer Ratio represent the number of common shares of the Joint Holding Company to be allotted for one common share of HNB, assuming that one common share of the Joint Holding Company is allotted for one common share of BOY.

	Analysis	Range of Share Transfer Ratio
1	Historical Share Price Analysis (Reference Date 1)	0.536 ~ 0.614
2	Historical Share Price Analysis (Reference Date 2)	0.438 ~ 0.463
3	Comparable Companies Analysis	0.397 ~ 0.593
4	DDM Analysis	0.450 ~ 0.605

In the historical share price analysis, Daiwa used September 7, 2015, which was the date of its Share Transfer Ratio Analysis Report, as the Reference Date 1, and October 31, 2014, which was the day immediately prior to the date of media coverage speculating on the Share Transfer, as the Reference Date 2, and used the closing price on each of the Reference Dates and the simple average closing prices for the past 1 month, 3 months, 6 months and 12 months prior to each of the Reference Dates.

For the analysis of the Share Transfer Ratio, Daiwa has, in principle, used material and information provided by each bank and public information as-is.  Daiwa has assumed and relied on the accuracy and completeness of all information that Daiwa has reviewed or analyzed, and has not independently verified or assumed any obligation to independently verify the accuracy or completeness of such information.  Also, Daiwa has not undertaken an independent evaluation, appraisal or assessment of any of the assets or liabilities (including, but not limited to, financial derivative products, off-balance-sheet assets and liabilities and other contingent liabilities), on an aggregate or individual basis, of BOY, HNB or any of their respective affiliates, nor have we made any request to a third party for any such valuation, appraisal or assessment.

Daiwa has assumed that the business plan of each bank, financial forecasts and other information regarding the future furnished to it by each bank have been prepared according to reasonable procedures, and reflect the best currently available estimates and judgment of the management of BOY and HNB, and Daiwa has relied on the business plan of each bank, financial forecasts and other information regarding the future without independent verifications of the accuracy, validity or feasibility of such information with the consent of BOY to do so. Daiwa’s analysis of the Share Transfer Ratio is based upon financial, economic, market and other conditions as they exist as of the date of September 7, 2015. The financial forecast for each of the banks that was the basis for the DDM Analysis did not anticipate a significant increase or decrease in profit.

In calculating the Share Transfer Ratio, SMBC Nikko conducted a historical share price analysis, since each bank’s shares are listed on the First Section of the Tokyo Stock Exchange and market prices are available for each bank’s shares, and conducted a comparable companies analysis, since there are multiple companies that are comparable to each bank. Furthermore, in order to reflect the future cash flows based on the financial forecasts prepared by each bank, SMBC Nikko used Dividend Discount Model (DDM) Analysis and analyzed the value attributable to the shareholders based on the present value of the future cash flows after taking into account internal reserves and other factors necessary to maintain certain capital structure. The result of each analysis is indicated below. The respective ranges for the Share Transfer Ratio represent the number of common shares of the Joint Holding Company to be allotted for one common share of HNB, assuming that one common share of the Joint Holding Company is allotted for one common share of BOY.

	Approach	Range of Share Transfer Ratio
1	Historical Share Price Analysis	0.536~0.614
2	Comparable Companies Analysis	0.454~0.617 (Reference Date share price)
0.451~0.598 (1-month average share price)
3	DDM Analysis	0.326~0.629

In the historical share price analysis, SMBC Nikko used September 7, 2015 as the Reference Date and used the closing price on the Reference Date and the simple average closing prices for the past 1 month, 3 months, 6 months, 9 months and 12 months prior to the Reference Date. With respect to the comparable companies analysis, SMBC Nikko conducted the calculations based on the selected companies’ closing prices on the Reference Date and the simple average closing prices for the past 1 month. The financial forecast for each of the Banks that was the basis for the DDM Analysis did not anticipate a significant increase or decrease in profit.

SMBC Nikko’s assumptions and disclaimers for its analysis of the Share Transfer Ratio and its fairness opinion are described in Exhibit 2.

(3)	Handling of Listing Application for the Joint Holding Company

The Banks plan to apply for a listing of the shares of common stock of the newly-established Joint Holding Company on the Tokyo Stock Exchange (“TSE”).  The listing date is scheduled to be April 1, 2016.

The Banks will become subsidiaries of the Joint Holding Company through the Share Transfer, and will accordingly be delisted from the TSE on March 29, 2016, before the listing of the Joint Holding Company.  The exact date of the delisting will be determined in accordance with the rules of the TSE.

(4)	Measures to Ensure Fairness

In order to ensure fairness of the Share Transfer, BOY has taken the following measures.

(i)	Obtaining a share transfer ratio analysis report from an independent third-party financial advisor

In order to ensure the fairness to its shareholders from a financial point of view of the Share Transfer Ratio, BOY appointed Daiwa as a third-party financial advisor as described in Section 3.(1) above, and obtained its Share Transfer Ratio Analysis Report providing analyses of the Share Transfer Ratio in order to use it as a basis for the agreement of Share Transfer Ratio for the Share Transfer. BOY conducted negotiations and discussions with HNB with reference to the analyses and advice of Daiwa, its third-party financial advisor, and the board of directors resolved today that BOY will implement the Share Transfer based on the Share Transfer Ratio as described in “2. (3) Details of Allotment in the Share Transfer (Share Transfer Ratio)” above.

BOY received a written opinion (so-called “fairness opinion”) dated September 7, 2015 from Daiwa to the effect that the Share Transfer Ratio is fair to BOY’s shareholders from a financial point of view. The assumptions and disclaimers regarding Daiwa’s fairness opinion are described in Exhibit 1.

(ii)	Appointment of independent financial advisors

In order to obtain advice on consideration of the business integration between the Banks and other support for the realization of the business integration, BOY appointed the independent third-party financial advisor set forth in (i) above from whom BOY requested an analysis of the Share Transfer Ratio, as well as UBS Securities Japan Co., Ltd. (“UBS Securities”) as independent financial advisor.  BOY has not obtained any materials calculating the Share Transfer Ratio or a fairness opinion from UBS Securities.

(iii)	Advice from independent law firm

In order to ensure the fairness and adequacy of decision making of the board of directors, BOY obtained legal advice on method and process of its decision making and other procedures relating to the Share Transfer (including legal advice regarding fiduciary duties of directors) from Mori Hamada & Matsumoto as a legal advisor independent of the Banks.

In order to ensure fairness of the Share Transfer, HNB has taken the following measures.

(i)	Obtaining a share transfer ratio analysis report from an independent third-party financial advisor

In order to ensure fairness to its shareholders from a financial point of view of the Share Transfer Ratio, HNB appointed SMBC Nikko as a third-party financial advisor as described in Section 3.(1) above, and SMBC Nikko conducted financial analysis and calculated the Share Transfer Ratio to be used in the negotiations and discussions with respect to the agreement on an appropriate Share Transfer Ratio. HNB conducted negotiations and discussions with BOY with reference to the analysis and advice of SMBC Nikko, its third-party financial advisor, and the board of directors resolved today that HNB will carry out the Share Transfer using the Share Transfer Ratio as described in Section 2.(3) “Details of Allotment in the Share Transfer (Share Transfer Ratio)” above.

HNB received a written opinion (so-called “fairness opinion”) dated September 8, 2015 from SMBC Nikko to the effect that the Share Transfer Ratio is fair to HNB’s shareholders from a financial point of view. The assumptions and disclaimers for its analysis of the Share Transfer Ratio and its fairness opinion are described in Exhibit 2.

(ii)	Appointment of independent financial advisors

In order to obtain advice on consideration of the business integration between the Banks and other support for the realization of the business integration, HNB appointed the independent third-party financial advisor set forth in (i) above from whom HNB requested an analysis of the Share Transfer Ratio, as well as Mizuho Securities Co., Ltd. (“Mizuho Securities”) as independent financial advisor.  HNB has not obtained any materials calculating the Share Transfer Ratio or a fairness opinion from Mizuho Securities.

(iii)	Advice from independent law firm

In order to ensure the fairness and adequacy of decision making of the board of directors, HNB obtained legal advice on method and process of its decision making and other procedures relating to the Share Transfer (including legal advice regarding fiduciary duties of directors) from Nishimura & Asahi as a legal advisor independent of the Banks.

(5)	Measures to Avoid Conflicts of Interest

There is no conflict of interest between BOY and HNB in connection to the Share Transfer, and therefore, the Banks have not taken any special measures to avoid potential conflicts of interest.

4.	Profile of the Banks
(1)	Company Profile (as of March 31, 2015)
Name	The Bank of Yokohama, Ltd.		The Higashi-Nippon Bank, Limited
Location	1-1, Minatomirai 3-chome, Nishi-ku, Yokohama, Kanagawa		11-2, Nihonbashi 3-chome, Chuo-ku, Tokyo
Representative	Tatsumaro Terazawa Representative Director, President		Michitoo Ishii Representative Director, President
Nature of Business	Ordinary banking business		Ordinary banking business
Amount of capital	215,628 million yen		38,300 million yen
Date of establishment	December 16, 1920		April 5, 1924
Number of issued shares	1,254,071 thousand shares		184,673 thousand shares
Fiscal year end	March 31		March 31
Number of employees	4,651		1,430
Number of branches (including manned sub-branches)	205 branches		80 branches
Major shareholders and shareholding ratios (as of March 31, 2015)	The Master Trust Bank of Japan, Ltd. (Trust Account)	3.96%	Japan Trustee Services Bank, Ltd. (Trust Account)	16.31%
	Japan Trustee Services Bank, Ltd. (Trust Account)	3.56%	Sumitomo Mitsui Banking Corporation	8.07%
	Meiji Yasuda Life Insurance Company	2.91%	Japan Trustee Services Bank, Ltd. (Trust Account No. 4)	6.18%
	Mizuho Trust & Banking Co., Ltd. Retirement Benefit Trust Account for Meiji Yasuda Life Insurance Company, with re-trust trustee being Trust & Custody Services Bank, Ltd.	2.91%	Toei, Ltd.	3.02%
	NORTHERN TRUST CO. (AVFC) RE SILCHESTER INTERNATIONAL INVESTORS INTERNATIONAL VALUE EQUITY TRUST (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	2.65%	Mitsui Sumitomo Insurance Company, Limited	2.69%
Relationship between Companies
Capital	None
Personnel	None
Transactional	None, other than ordinary interbank transactions
Status as a related party	None

(2)	Business Results and Financial Conditions for the Most Recent Three Years
(Unit: millions of yen)
	The Bank of Yokohama, Ltd.			The Higashi-Nippon Bank, Limited
Fiscal year	Year ended March 2013	Year ended March 2014	Year ended March 2015	Year ended March 2013	Year ended March 2014	Year ended March 2015
Net assets (consolidated)	895,664	921,506	1,010,495	98,200	101,546	116,226
Total assets (consolidated)	13,468,743	13,832,063	15,377,845	1,906,817	1,960,768	2,104,727
Net assets per share (yen) (consolidated)	641.49	673.74	774.51	554.88	573.11	655.17
Ordinary income (consolidated)	294,010	294,451	305,462	38,883	39,994	43,670
Ordinary profit (consolidated)	95,079	102,200	108,074	7,944	9,978	13,086
Profit attributable to owners of parent	55,342	60,690	76,324	4,581	5,545	8,567
Net income per share (yen) (consolidated)	41.66	46.78	60.52	25.94	31.40	48.47
Dividend per share (yen)	11.00	12.00	13.00	8.00	8.00	8.00

5.	Profile of the Company (Joint Holding Company) to be Established through the Share Transfer

(1)	Name	Concordia Financial Group, Ltd.
(2)	Location	7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo
(3)	Representatives, directors and executives, etc. expected to assume office	Representative Director and President Tatsumaro Terazawa	(currently, Representative Director and President of Bank of Yokohama)
		Representative Director and Vice President Michitoo Ishii	(currently, Representative Director and President of Higashi-Nippon Bank)
		Representative Director Yasuyoshi Oya	(currently, Representative Director and Managing Executive Officer of Bank of Yokohama)
		Director Kenichi Kawamura	(currently, Director and Managing Executive Officer of Bank of Yokohama)
		Director Minoru Morio	(currently, Outside Director of Bank of Yokohama)
		Director Ken Inoue	(currently, Outside Director of Higashi-Nippon Bank)
		Director Yuzo Takagi	(currently, Outside Director of Bank of Yokohama)
		Audit & Supervisory Board Member Katsunori Amano	(currently, Advisor of Bank of Yokohama)
		Audit & Supervisory Board Member Yoji Maekawa	(currently, Senior General Manager, Accounting Office, Corporate Planning Department of Bank of Yokohama)
		Audit & Supervisory Board Member Kenjiro Noda	(currently, Director and Chairman of NN Life Insurance Co., Ltd.)
		Audit & Supervisory Board Member Mizuho Ogata	(currently, Representative Director of Ogata Appraisal Corporation)
		Audit & Supervisory Board Member Keiichiro Hashimoto	(currently, Outside Audit & Supervisory Board Member of Higashi-Nippon Bank)

		(Note 1)	Minoru Morio, Ken Inoue and Yuzo Takagi are Directors who are Outside Directors as defined in Article 2, item (xv) of the Companies Act.
		(Note 2)	Kenjiro Noda, Mizuho Ogata and Keiichiro Hashimoto are Audit & Supervisory Board Members who are Outside Audit & Supervisory Board Members as defined in Article 2, item (xvi) of the Companies Act.
(4)	Nature of Business	Management and operation of banks and other companies that the Company may have as subsidiaries under the Banking Act and any and all businesses incidental or related thereto.
(5)	Capital	150,000 million yen
(6)	Fiscal year end	March 31
(7)	Net assets (on a consolidated basis)	To be determined
(8)	Total assets (on a consolidated basis)	To be determined
(9)	Stock exchange	Tokyo Stock Exchange
(10)	Accounting auditor	Deloitte Touche Tohmatsu LLC
(11)	Administrator of shareholder registry	Japan Securities Agents, Ltd.

6.	Overview of Accounting Treatment of the Share Transfer

It is expected that the purchase method will be applied as the accounting treatment of the Share Transfer since it falls under “purchase” stipulated in the Accounting Standard for Business Combination.  The amount of goodwill (or negative goodwill) in connection with the Share Transfer has not been determined at the present stage.

7.	Forecast

The forecast for the new financial group’s operating results, as well as other outlooks, are currently being prepared and will be announced once they are determined.  The group will aim to achieve 290 billion yen or more in gross operating income and 100 billion yen or more in profit attributable to owners of parent for fiscal 2020 by maximizing the effects of integration.

8.	Other

The Share Transfer is subject to obtaining the approval of shareholders of the Banks for the Share Transfer Plan and other matters necessary for the Share Transfer, obtaining the regulatory approvals required for the Share Transfer, and that the Share Transfer has not been cancelled in accordance with the Share Transfer Plan.

End

(Reference)     Consolidated earnings forecast for the current period (announced on August 4, 2015) and consolidated results for the preceding fiscal year of BOY
(Unit: millions of yen)
Bank of Yokohama	Ordinary profit	Profit attributable to owners of parent	Net income per share (yen)
Earnings forecast for current year (ending March 2016)	111,000	72,000	58.16
Results for previous year (ended March 2015)	108,074	76,324	60.52

(Reference)     Consolidated earnings forecast for the current period (announced on August 7, 2015) and consolidated results for the preceding fiscal year of HNB
(Unit: millions of yen)
Higashi-Nippon Bank	Ordinary profit	Profit attributable to owners of parent	Net income per share (yen)
Earnings forecast for current year (ending March 2016)	10,800	7,100	40.16
Results for previous year (ended March 2015)	13,086	8,567	48.47

<Contacts for inquiries regarding this notice>

The Bank of Yokohama, Ltd.
Corporate Planning Department, Public Relations Office	Tel: 045-225-1141

The Higashi-Nippon Bank, Limited
Corporate Planning Department, Public Relations and CSR Office	Tel: 03-3273-4073

Exhibit 1: Assumptions and Disclaimers Regarding Daiwa’s Fairness Opinion

In preparing its opinion that the Share Transfer Ratio agreed by the Bank of Yokohama, Ltd. (“Bank of Yokohama”) and Higashi-Nippon Bank, Ltd. (“Higashi-Nippon Bank”) is fair from a financial point of view to the holders of the common stock of Bank of Yokohama (the “Daiwa Fairness Opinion”), Daiwa has analyzed and reviewed the Share Transfer Ratio.  For such analysis and review, Daiwa has, in principle, used as-is material and information provided by Bank of Yokohama and Higashi-Nippon Bank as well as publicly available information.  Daiwa has assumed and relied on the accuracy and completeness of all information that Daiwa has reviewed or analyzed, and has not independently verified or assumed any obligation to independently verify the accuracy or completeness of such information.  Daiwa has not undertaken an independent evaluation, appraisal or assessment of any of the assets or liabilities (including, but not limited to, financial derivative products, off-balance-sheet assets and liabilities and other contingent liabilities), on an aggregate or individual basis, of Bank of Yokohama, Higashi-Nippon Bank or any of their respective affiliates (where “affiliates” here and hereafter refers to “affiliates” as defined in Article 8(8) of the Ordinance on Terminology, Forms, and Preparation Methods of Financial Statements), nor has Daiwa made any request to a third party for any such valuation, appraisal or assessment.  Moreover, in preparing the Daiwa Fairness Opinion, Daiwa has assumed that there are no undisclosed facts (including contingent liabilities and litigation) in the present or future relating to Bank of Yokohama, Higashi-Nippon Bank or any of their respective affiliates that may affect the Daiwa Fairness Opinion.  Daiwa has not evaluated the solvency or creditworthiness of Bank of Yokohama, Higashi-Nippon Bank or any of their respective affiliates under any applicable laws relating to bankruptcy, insolvency or similar matters. Daiwa has not conducted any physical inspection of the properties or facilities of Bank of Yokohama, Higashi-Nippon Bank or any of their respective affiliates, nor has Daiwa assumed any obligation to do so.  Daiwa understand that Bank of Yokohama’s accounting and legal advisors performed financial and legal due diligence, respectively, on Higashi-Nippon Bank based on the scope of due diligence agreed upon between the respective advisors and Bank of Yokohama.  Daiwa has not independently verified such scope or assumed any obligation with respect to such due diligence.

In preparing the Daiwa Fairness Opinion, Daiwa has assumed that the business plans of Bank of Yokohama and Higashi-Nippon Bank, financial forecasts and other information regarding the future furnished to Daiwa by Bank of Yokohama and Higashi-Nippon Bank have been prepared according to reasonable and appropriate procedures, and reflect the best currently available estimates and judgment of the management of Bank of Yokohama and Higashi-Nippon Bank respectively, and, Daiwa has conducted no independent verifications of the accuracy, validity or feasibility of the business plans, nor have Daiwa assumed any obligation or responsibility to do so.  Daiwa has assumed that all assumptions for the preparation of the business plans and financial forecasts are accurate and feasible.  Daiwa has conducted no independent verifications of the accuracy or feasibility thereof, nor has Daiwa assumed any obligation to do so.

Daiwa has assumed that the plan concerning the share transfer (the “Plan”) will be legally and validly prepared and approved at the general meetings of shareholders of Bank of Yokohama and Higashi-Nippon Bank with terms and conditions substantially the same as those set forth in the draft plan concerning the share transfer (the “Draft Plan”) that Daiwa has reviewed, that the　management integration agreement (the “Agreement”) will be properly and validly executed by Bank of Yokohama and Higashi-Nippon Bank with terms and conditions substantially the same as those set forth in the draft agreement concerning the share transfer (the “Draft Agreement”) that Daiwa has reviewed, and that the share transfer will be legally and validly performed and completed pursuant to the terms and conditions of the Plan and the Agreement, without any waiver, revision or amendment of any material terms or conditions thereof.  Further, Daiwa has assumed that the share transfer will be legally and validly performed, that the tax effect arising from the share transfer will not be different from the anticipated tax effect provided by Bank of Yokohama and Higashi-Nippon Bank, and that the governmental, regulatory or other consents or approvals necessary for the execution of the share transfer will be obtained without any prejudice to the benefits expected to be brought by share transfer.  Therefore, Daiwa has no obligation to conduct the independent verifications thereof.  Daiwa has not evaluated the decision of Bank of Yokohama with respect to its execution of the share transfer or the relative merits of the share transfer as compared to any strategic alternatives that may be available to Bank of Yokohama, nor has Daiwa been requested by Bank of Yokohama to do so.  Daiwa is not accounting, tax or legal experts and have neither independently reviewed or analyzed nor assumed any obligation to independently review or analyze the legality or validity of any matter regarding the share transfer or the appropriateness of the accounting and tax treatment of any matter regarding the share transfer.  Daiwa also has assumed that the anticipated tax effects of the share transfer communicated to Daiwa by Bank of Yokohama will be realized.

The Daiwa Fairness Opinion was prepared solely in order that Daiwa may provide the Board of Directors of Bank of Yokohama with reference information to review the Transfer Ratio at the request of Bank of Yokohama (the “Daiwa Opinion Purpose”).  Daiwa, therefore, does not assume any responsibility arising out of or in connection with the use of the Daiwa Fairness Opinion other than for the Daiwa Opinion Purpose.  Bank of Yokohama may not cause the Daiwa Fairness Opinion to be disclosed, referred or communicated to any third party, nor to be used for any third party (collectively, “Disclosure”) without Daiwa’s prior written consent.  Bank of Yokohama will be also solely responsible for Disclosure with Daiwa’s prior consent, and Daiwa will not be responsible for such Disclosure.  Daiwa assumes no liability to any third party other than Bank of Yokohama in connection with the Daiwa Fairness Opinion or the share transfer, as well as arising out of or in connection with the use of the Daiwa Fairness Opinion for purpose other than preparing the Daiwa Fairness Opinion.  Moreover, the Daiwa Fairness Opinion does not constitute a recommendation or solicitation to any holders of shares of common stock of Bank of Yokohama as to how such holder of shares should vote on the share transfer (including exercise of the appraisal right of opposing holders of shares), the assignment and receipt of shares of Bank of Yokohama or any other related matters.

The Daiwa Fairness Opinion addresses only the fairness of the Share Transfer Ratio from a financial point of view to the holders of the shares of the common stock of Bank of Yokohama, and Bank of Yokohama has not asked Daiwa to address, and the Daiwa Fairness Opinion does not address, the fairness to, or any other consideration of, any third party other than the holders of shares of common stock of Bank of Yokohama.  Daiwa does not provide any opinion on any premise or assumption upon which the determination of the Share Transfer Ratio was based or the underlying business decision of Bank of Yokohama to proceed with the share transfer.  Daiwa is also not expressing any opinion as to the prices at which the shares of common stock of Bank of Yokohama, Higashi-Nippon Bank or the joint holding company will be traded at any time after the date of this opinion.  In addition, Daiwa expresses no opinion with respect to the fairness of the amount or nature of any compensation to be received in relation to the Share Transfer Ratio by any officers, directors, employees or any similar such persons involved in the share transfer.

The Daiwa Fairness Opinion is based on financial information prepared in accordance with accounting principles generally accepted in Japan, and did not take into consideration any possible difference in such financial information if prepared under international financial reporting standards.  The Daiwa Fairness Opinion is also based upon financial, economic, market and other conditions as they exist as of the date of the Daiwa Fairness Opinion, and relies on information made available to Daiwa by the date of the Daiwa Fairness Opinion.  However, some materials and information used for the calculation were made at a different point in time because Daiwa has a restriction of materials and information available.  Additionally, although the Daiwa Fairness Opinion may be affected by future changes in conditions, Daiwa does not assume any obligation to revise, change, renew, supplement or reaffirm the Daiwa Fairness Opinion.

Exhibit 2: Assumptions, etc. of SMBC Nikko’s Analyses and Fairness Opinion

SMBC Nikko has acted as financial advisor to The Higashi-Nippon Bank, Limited (“HNB”) in connection with the joint share transfer based on the business integration agreement by and between HNB and The Bank of Yokohama Ltd. (“BOY”). SMBC Nikko will receive a fee for its services, a portion of which is contingent upon consummation of the share transfer and HNB has also agreed to indemnify SMBC Nikko for certain liabilities arising out of its engagement. In the two year period prior to the date of SMBC Nikko’s Fairness Opinion, SMBC Nikko and its affiliates (such affiliates as defined in Article 8, paragraph (8) of the Ordinance on the Terminology, Forms, and Preparation Methods of Financial Statements, etc. (Ordinance of the Ministry of Finance No. 59 of November 27, 1963)) have provided certain investment banking and other financial services to HNB and BOY and their respective affiliates unrelated to the proposed share transfer, for which SMBC Nikko and its affiliates received compensation. In the ordinary course of business, SMBC Nikko and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of HNB and BOY and their respective affiliates and, accordingly, may at any time hold a long or short position in such securities. The issuance of SMBC Nikko’s Fairness Opinion was approved by an authorized committee in accordance with its internal policies and procedures. The foregoing summary is not a complete description of all analyses performed and factors considered by SMBC Nikko in connection with its Fairness Opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. SMBC Nikko believes that its analyses, a portion of which are summarized above, must be considered as a whole and that selecting portions of its analyses or focusing on information presented in tabular format could create an incomplete view of the processes underlying SMBC Nikko’s analyses and opinion. SMBC Nikko did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

SMBC Nikko’s Fairness Opinion is limited to the fairness of the Stock Transfer Ratio, from a financial point of view, to HNB’s shareholders. SMBC Nikko’s Fairness Opinion does not address any other terms of the Share Transfer or the business integration agreement or any other agreements or arrangements contemplated by or entered into in connection with the Share Transfer. SMBC Nikko expresses no opinion as to the fairness of the Share Transfer to the holders of any other class of securities, creditors or other constituencies of HNB or any other party. SMBC Nikko also expresses no opinion as to the price at which the common stock of HNB or BOY trades before the Share Transfer or that of HNB, BOY or the Joint Holding Company will trade after the consummation of the Share Transfer. SMBC Nikko expresses no view as to the assumptions or hypotheses on which Stock Transfer Ratio is based and its opinion does not address HNB’s underlying business decision to enter into the Share Transfer, nor address the relative merits of the Share Transfer in comparison to other structure or transactions that might be available to HNB. SMBC Nikko did not solicit indications of interest or proposals from third parties in relation to the Share Transfer. In addition, SMBC Nikko expresses no opinion or recommendation as to how the HNB shareholders should vote or take any action in connection with the Share Transfer. SMBC Nikko expresses no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Share Transfer, or any class of such persons, relative to the consideration to be paid to HNB shareholders or BOY shareholders in the Share Transfer or with respect to the fairness of any such compensation.

In rendering SMBC Nikko’s Opinion, SMBC Nikko assumed, with the consent of HNB, that (i) the final executed form of the agreements would not differ in any material respect from the drafts that SMBC Nikko reviewed, (ii) all material governmental, regulatory or other consents and approvals necessary for the consummation of the Share Transfer will be obtained without any adverse effect on HNB or BOY or on the contemplated benefits of the Share Transfer, (iii) the Share Transfer will be consummated on the terms set forth in the agreements and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to SMBC Nikko’s analysis or its Fairness Opinion.

In connection with the review of SMBC Nikko, with the consent of the HNB Board of Directors, SMBC Nikko assumed and relied upon, without independent verification, the accuracy or completeness of all information that was publicly available or was furnished to or discussed with us by HNB and BOY or otherwise reviewed by or for SMBC Nikko. SMBC Nikko assumes no responsibility or liability with respect to the accuracy or completeness of such information. SMBC Nikko has assumed that there is no undisclosed information which would materially affect its analysis and that the representations and warranties made by HNB and BOY in the agreements are and will be true and correct in all respects material to SMBC Nikko analysis. SMBC Nikko has not conducted or been provided with any valuation or appraisal of any assets or liabilities of HNB, BOY or their respective affiliates, nor has SMBC Nikko evaluated the solvency of HNB, BOY or their respective affiliates under any laws relating to bankruptcy, insolvency or similar matters. SMBC Nikko has assumed with HNB’s consent that (i) the financial projections and other forward-looking information (including operating synergies) provided to SMBC Nikko have been reasonably prepared or provided based on assumptions that reflect the best currently available estimates and judgments by the management of HNB and BOY, respectively, as to the future financial performance of each of the respective companies and (ii) the financial projections of each of HNB and BOY will be achieved at the times and in the amounts projected. SMBC Nikko expresses no view as to such analyses, projections or the assumptions on which they are based.

SMBC Nikko’s Fairness Opinion is based on financial information that has been prepared in accordance with generally accepted accounting principles in Japan (“Japanese GAAP”). SMBC Nikko has not reviewed the financial information prepared by HNB or BOY in accordance with the International Financial Reporting Standards (“IFRS”) for the purpose of its analysis, and has not taken into account the differences between Japanese GAAP and IFRS in its analysis.  SMBC Nikko has assumed with HNB’s consent that the Share Transfer will qualify as a tax-free reorganization for Japanese income tax and Japanese corporate tax purposes for both HNB and BOY, and their respective shareholders. SMBC Nikko’s Fairness Opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to SMBC Nikko as of, the date of SMBC Nikko’s Fairness Opinion.

The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited, or one of them, may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible business combination (or integration) between the two companies, if it is consummated.  The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited, or one of them, prior to the shareholders’ meeting(s) at which such business combination (or integration) will be voted upon.  The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about the two companies, such business combination (or integration) and related matters.  U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with such business combination (or integration) carefully before they make any decision at the respective shareholders’ meeting with respect to such business combination (or integration).  Any documents filed with the SEC in connection with such business combination (or integration) will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, upon request, the documents can be distributed for free of charge.  To make a request, please refer to the contact information on page 13.

Cautionary Statement Regarding Forward-Looking Statements
This announcement contains certain forward-looking statements that reflect the plans and expectations of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited in relation to, and the benefits resulting from, their proposed business combination.  These forward-looking statements may be identified by words such as “intend,” “seek,” “will,” “risk,” “may” and similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document due to various factors including, but not limited to:

•	failure of the parties to agree on the terms of the business combination;
•	failure to obtain a necessary shareholder approval;
•	inability to obtain necessary regulatory approvals or to fulfill any other condition to the closing of the transaction;
•	changes in laws, accounting standards, or the business environment that are relevant to the parties;
•	challenges in executing our business strategies;
•	the effects of financial instability or other changes in general economic or industry conditions; and
•	other risks to consummation of the transaction.

Filed by The Bank of Yokohama, Ltd Pursuant to Rule 425
under the U.S. Securities Act of 1933 Subject Companies: The
Bank of Yokohama, Ltd. (File Number: 132-02790) and The
Higashi-Nippon Bank, Limited (File Number: 132-02789) Dated
September 8, 2015

Definitive Agreement Concerning the Business Integration

Concordia Financial Group, Ltd.

September 8, 2015

Profile of the holding company

Concordia Financial Group, Ltd.

o "Concordia" is a Latin word that means harmony and
cooperation, derived from "Con (together)" and "Cordia
(heart)."

o This name expresses the message "each group company will
work for the customers with a single heart."

Location of head office 7-1, Nihonbashi 2-chome, Chuo-ku,
Tokyo (Tokyo Nihonbashi Tower, 34th floor)

Representatives and directors (scheduled) Representative
Director, President: Tatsumaro Terazawa (currently,
Representative Director, President of Bank of Yokohama)

Representative Director, Vice President: Michitoo Ishii
(currently, Representative Director, President of
Higashi-Nippon Bank)

Representative Director: Yasuyoshi Oya (currently,
Representative Director, Managing Executive Officer of Bank
of Yokohama)

(initially 7 directors, including representative directors,
will be appointed, 3 of whom will be outside directors)

Amount of capital 150 billion yen

Date of incorporation April 1, 2016 (scheduled)

Fiscal year-end March 31

Stock exchange Tokyo Stock Exchange (scheduled)

1

Outline of the business integration

1. Schedule of the share transfer

Tuesday, Sept. 8, 2015 (today) Adoption of resolutions at
the board of directors' meeting for executing the
integration agreement and the share transfer plan, execution of the integration agreement and preparation of the share
transfer plan (both banks)

Tuesday, Sept. 15, 2015 Announcement of the record date for
the extraordinary shareholders' meeting (both banks)

Wednesday, Sept. 30, 2015 Record date for the extraordinary
shareholders' meeting (both banks)

Monday, Dec. 21, 2015 (scheduled) Extraordinary
shareholders' meeting for approval of the share transfer
plan (both banks)

Tuesday, Mar. 29, 2016 (scheduled) Delisting from the Tokyo
Stock Exchange (both banks)

Friday, Apr. 1, 2016 (scheduled) Registration of
incorporation of the joint holding company (effective date)
and listing of shares of the joint holding company

2. Form of the share transfer

The share transfer will take the form of a joint share
transfer, under which the two banks will become wholly-owned subsidiaries of the joint holding company to be incorporated following the share transfer and the joint holding company
will become the wholly-owning parent company of the two
banks.

3. Share transfer ratio

One share of common stock of the joint holding company will
be allotted for each share of common stock of Bank of
Yokohama and 0.541 share of common stock of the joint
holding company will be allotted for each share of common
stock of Higashi-Nippon Bank.

o In order to ensure fairness in the determination of the
share transfer ratio used in the share transfer, the two
banks appointed independent third- party assessors (Bank of
Yokohama: Daiwa Securities Co. Ltd., Higashi-Nippon Bank:
SMBC Nikko Securities Inc.) and each requested its
respective assessor to analyze the share transfer ratio.
Based on the analysis from the assessors and upon careful
negotiations and discussions on the share transfer ratio
among the two banks that comprehensively took into account
various factors such as financial condition, condition of
assets and future prospects, the share transfer ratio was
agreed upon and determined.

2

Management philosophy of the new financial group

Management philosophy The new group aims to contribute to
creating a vibrant future as a trusted financial group and
to enhance its corporate value together with the growth of
the region by providing the best financial services to its
customers through collaboration that leverages the strengths and uniqueness of each group company.

Group slogan One Heart for You

Corporate ideal 1) Aim to become a trusted financial group
by maintaining deep relationship with customers as a
regional financial institution and providing broad,
high-quality financial service and regional information
leveraging its wide-area network achieved through the
business integration.

2) Aim to strengthen earning capacity and improve corporate
value by strategically placing into growing areas and
business fields management resources that are created
through proactive sharing of each bank's business
infrastructure and know-how to the maximum extent and
promoting streamlining and improvements in efficiency, even
while maintaining each group company's brand.

3) Aim to improve each employee's capabilities in consulting services and of assessing the future prospects of customers'
businesses in order to appropriately respond to changes in
environment and customers' needs and to pursue constant
customer satisfaction.

4) Contribute to the prosperity of the region by providing
solutions that utilize sophisticated consulting services and financial techniques to address various issues in the Tokyo
metropolitan area and surrounding region where the group is
based.

3

Management strategy of the new financial group

o The new financial group seeks to improve its services to
customers by leveraging the strengths and uniqueness of each bank and complementing each other.

Strengths of the two banks Improvement of services to
customers

Bank of Yokohama Higashi-Nippon Bank Effects of integration

Branch network*

o Dense branch network (206 branches in total) centered in
Kanagawa Prefecture (180 branches) and southwestern Tokyo
Prefecture

o Wide-area branch network (82 branches in total) centered
in Tokyo Prefecture (49 branches)

o Wide-area network covering Tokyo Prefecture and six other
prefectures

o Dense branch network in Tokyo and Kanagawa Prefectures

Customer base and service

o Consulting services to retail customers, mainly high net
worth individuals, and small- and medium-sized enterprises

o Sales efforts focused on attentive face-to-face
transactions and presentation of proposals to small- and
medium-sized enterprises

o Providing various services to a broad range of customers,
including individuals and small- and medium-sized
enterprises as a result of the integration of the two banks'
know-how and management infrastructure

Financial intermediation

o Stable fund raising capability supported by strong brand
power

o Capability to actively cultivate new loans to small- and
medium-sized enterprises

o Smooth supplying of funds through enhanced financial
intermediation capacity of the entire group

Group company services

o Asset management, securities, venture capital, leasing and think-tanks

o Providing solutions to various needs of customers

o Providing services leveraging the think-tank functions,
such as industry research and consulting

Overseas

o Shanghai Branch and overseas representative offices (New
York, London, Hong Kong and Bangkok)

o Expansion of overseas support for customers through the
use of overseas network

Management efficiency

o Know-how on low-cost operations

o Investment into the enhancement of services to customers
using funds generated from cost reduction achieved through
promotion of streamlining and improvements in efficiency

o The number of branches is as of August 31, 2015.

o In addition to leveraging the two banks' strengths, the
new financial group will consider introducing new financial
services that utilize IT, such as internet settlement and
use of big data, by taking advantage of its ample capital
and comprehensive human resource.

4

Branch strategy of the new financial group

- The new financial group aims to expand the sales and customer base by strategically placing management resources, such as personnel generated by promotion of streamlining and improvements in efficiency of existing branches and headquarters, into the Tokyo metropolitan area and surrounding regions where growth is expected. For this purpose, the group will advance the efficient building of the network through the opening of new joint branches and sharing of existing branches.

Promote efficiency of existing branches
- Consolidate overlapping branches and use shared branches
- Convert branches to satellite branches through reevaluation of their functions

Promote streamlining and efficiency of headquarters
- Integrate market divisions and administration centers
- Promote integration of administration and IT systems

Strategically place management resources into the Tokyo metropolitan area and surrounding regions where growth is expected while maintaining existing sales and customer base
- Newly open separate or shared branches
- Share existing branches as sales base

Expansion of network
Open to further expansion of network in the future



Tochigi
(1 branch)
Gunma
(3 branches)
Ibaraki
(13 branches)
Saitama
(5 branches)
Tokyo
(69 branches)
Chiba
(3 branches)
Kanagawa
(189 branches)

* The number of branches is the sum of the two banks' branches as of August 31, 2015.

Bank of Yokohama
Strengthen consulting services to high net worth individuals mainly in central Tokyo and Tokyo's Jonan and Tama areas

Higashi-Nippon Bank
Strengthen sales efforts to small- and medium-sized enterprises mainly in central Tokyo



Tama
Central Tokyo
Jonan
〈Existing branches〉 □ Bank of Yokohama ● Higashi-Nippon Bank

5

Improvement of value for stakeholders

o The new financial group aims to improve its value for its
stakeholders through collaboration that leverages its
strengths and uniqueness.

Customers

o Convenience will be improved due to expansion of branch
and ATM networks

o Various services and solutions, including those provided
by affiliates and business partners, will become available
to a wide range of retail customers

o Fund raising will be facilitated through enhanced
financial intermediation capacity

o Growth opportunities for customers will be increased as a
result of availability of information pertaining to the
wide-area centered around the Tokyo metropolitan area

o Overseas expansion support utilizing the overseas network
will become available

o Convenience will be improved by investing into the
enhancement of services to customers the funds generated
from cost reduction achieved through promotion of
streamlining and improvements in efficiency

Shareholders

o Compared to growth of each bank, corporate value will be
improved due to synergy effects of promotion of improvements in efficiency and growth

Combined ROE (consolidated) for fiscal 2014: 6.9%* (double
right) ROE (consolidated) for fiscal 2020: upper 7%

* Impact of gains on negative goodwill and gains or losses
related to stock excluded

Employees

o Job satisfaction will be improved for each employee due to increased opportunities to take on a challenge or to play an active role as a result of expansion of the group's business fields and personnel interaction among the group companies

Regional Community

o Companies will be revitalized and regional economy will be developed through the use of solutions that leverage each
group company's knowledge and cooperation with the
government, industries, academia and workers

6

Outline of synergy measures

- The new financial group aims to reduce costs by promoting streamlining of and improvements in efficiency in administration, IT systems and branches to generate personnel to place into growing areas and business fields. The two banks will also aim to complement each other using their know-how in areas in which they have strengths in order to increase transactions with small- and medium-sized enterprises and individuals in the Tokyo area.

Major synergy measures / Target (5 years after integration)

Promote streamlining and improvements in efficiency (cost synergies)

- Promote integration of administration and IT systems
- Consolidate various administration centers and financial subsidiaries
- Integrate market divisions and administration centers
- Streamline headquarter organizations
- Consolidate overlapping branches (approximately 5 branches) and convert branches to satellite branches
- Introduce low-cost operations and joint purchase

Target:

Cost reduction: 3 billion yen

Shifted personnel: 200
(Reassign personnel to departments with higher earnings)

Generate and shift sales personnel

Strategically place personnel and funds into growing areas and business fields

Reinforce recruitment of new employees

Build business structure (earnings synergies)

【Bank of Yokohama】 Increase of transactions mainly with individuals

- Open new branches individually and jointly (approximately 5 branches) and share Higashi-Nippon Bank's existing branches as a sales base (approximately 10 bases)
- Strengthen consulting services to high net worth individuals
- Expand introduction of customers to securities subsidiary for a fee
- Strengthen card loans through expanded ATM network

【Higashi-Nippon Bank】 Increase of transactions mainly with small- and medium-sized enterprises

- Open new branches individually and jointly (approximately 15 branches) and share Bank of Yokohama's existing branches as a sales base (approximately 5 bases)
- Enhance risk-taking ability (funding capability)
- Strengthen foreign exchange transactions and overseas operations through the use of overseas presence
- Strengthen sales of investment products

Target:

Strengthen business structure
Open approx. 20 new branches
(5 of which will be shared branches)
Establish approx. 15 shared sales bases

Loans:
approx. +1 trillion yen

Gross operating income:
approx. +15 billion yen

7

Management objectives for fiscal 2020

o The new financial group will aim to achieve 290 billion
yen in gross operating income and 100 billion yen in net
profit attributable to shareholders of the parent for fiscal
2020 by maximizing synergy achieved through the steady
implementation of management strategy.

(Unit: 100 million yen)

Actual results for fiscal 2014 (ended March 31, 2015)

Bank of Yokohama Higashi-Nippon Bank New financial group
(simple aggregation)

Daily-average bank deposits (non-consolidated 116,524 17,565
134,090

Average balance of loans (non-consolidated) o indicates
synergy impact 96,367 14,833 111,201

Gross operating income (non-consolidated) 2,044 318 2,363

( ) indicates amount in Tokyo (237) (208) (445)

( ) indicates synergy impact

Net core business profit (non-consolidated) 1,040 86 1,127

Net profit attributable to shareholders of the parent
(consolidated) 763 85 848

OHR (non-consolidated) 49.1% 72.8% 52.3%

ROE (consolidated)* 8.3% (7.3%) 7.8% (3.6%) 8.3% (6.9%)

Total capital ratio (non-consolidated) 12.9% 9.0% 12.3%

Target for fiscal 2020

New financial group Increase or decrease

160,000 +19%

140,000

(+10,000) +25%

2,900 +22%

(650) (+46%)

+150

1,550 +37%

1,000 +17%

Upper 40% -

Upper 7% -

Approx. 12% -

* The amount in ( ) excludes the impact of gains on negative goodwill and gains or losses related to stock

Policy of shareholder returns following the integration

The new financial group plans to follow Bank of Yokohama's
current policy of shareholder returns.

8

Organization and operating structure of the new financial
group

o Structure of the holding company will be simple but with
sufficient supervisory function, and the holding company
will formulate management and sales strategies of the new
financial group, as well as have the function and the role
to supervise and instruct the group's business and
operations.

o The holding company will have an Audit and Supervisory
Board.

Management structure of the new financial group

Holding company

General meeting of shareholders
Audit and Supervisory Board
Office of Audit and Supervisory Board
Board of Directors
Management Conference
(Compensation Committee)
Compliance Conference
ALM/Risk Management Conference
Group Sales Strategy Conference
Administration/IT System Strategy Conference
Audit Department
Corporate Planning Department
Group Strategy Department
Risk Supervisory Department

Function and role of the new financial group

o The holding company will initially appoint 7 directors, 3
of whom will be outside directors, and it will build
appropriate corporate governance structure that takes into
account outside point of view.

o Through the auditing and monitoring of each business and
operation, the holding company will supervise and instruct
its subsidiaries and build appropriate structure to manage
compliance and risk.

o The holding company will formulate policy and strategy for management and business of the entire group and will take
initiative in promoting the implementation thereof through
cooperation among the group companies.

o In order to maximize the effects of integration, the
holding company will take initiative in supervising and
promoting implementation of each measure, such as sales,
administration and IT systems.

Holding company-owned banks

Bank of Yokohama
Higashi-Nippon Bank

o The two banks will develop and promote specific business
plans and measures in accordance with the group management
policy and strategy formulated by the holding company.

o The two banks will promote their businesses in close
cooperation with each other as part of the same financial
group while maintaining their respective uniqueness.

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<Reference>Cooperative measures already implemented

- Below are the cooperative measures that have already been implemented. After the integration, further cooperation will be advanced based on the sales strategy of the new financial group.

Category	Measures	Implementation
Individuals	Introduction of Higashi-Nippon Bank's customers to Hamagin TT for a fee	• Financial instruments intermediary services cooperation agreement was executed in September 2015 and services are scheduled to commence in October 2015
	Joint holding of seminars	• Seminars on tax code revisions that attracted a lot of interest mainly from business owners and high net worth individuals were held jointly in Tokyo and Yokohama
	Strengthening of capabilities of consulting services for high net worth individuals	• Higashi-Nippon Bank's capabilities of consulting services for high net worth individuals are being strengthened by seconding its public relations representative to Bank of Yokohama and acquiring its know-how
	Strengthening of capabilities of selling investment products	• Higashi-Nippon Bank's capabilities of selling investment products are being strengthened by seconding Higashi-Nippon Bank's sales representative for investment products to Bank of Yokohama and acquiring its know-how
	Sharing of ATM	• Preferential ATM fees for the two bank's ATMs were introduced on March 2, 2015
Corporate	Joint formation of a syndicated loan	• Higashi-Nippon Bank participated in a syndicated loan arranged by Bank of Yokohama
	Mutual provision of business opportunities, such as business matching and M&A	• A basic agreement was executed concerning business alliance for expansion of business opportunities leveraging the two banks' network of customers and business partners
	Sharing of functions of affiliates	• Use of Yokohama Capital, Hamagin Research Institute and Hamagin Finance by the two banks was advanced • Business cooperation agreements were executed in March 2015 between each affiliate and Higashi-Nippon Bank
	Holding of study sessions on promotion of sales efforts to corporate customers	• Study sessions on inheritance and business succession, promotion of transactions with medical institutions, use of affiliates and overseas expansion support were jointly held
Overseas	Providing functions of Bank of Yokohama's Shanghai Branch	• Bank of Yokohama, Hamagin Research Institute and Higashi-Nippon Bank formed an alliance for overseas operations • Loans using the SBLC structure were provided to local Chinese subsidiaries of Higashi-Nippon Bank's customers, credit was extended to Higashi-Nippon Bank and joint study sessions concerning overseas businesses were held

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